HERITAGE
COMMERCE CORP

Keefe, Bruyette & Woods 2013 Community Bank Conference
July 30-31, 2013

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Commerce Corp Strategy

- **Build a significant community business bank in the San Francisco Bay Area**

  - Catering to small to medium sized privately held companies, their owners and professionals

  - Delivering our products and services through full-service offices located in key communities in the San Francisco Bay Area

  - Building the franchise through:
    - Organic growth
    - De novo office locations by adding new loan teams
    - Acquisitions

Heritage Bank Profile

- **Relationship Banking**
  - A community business bank founded in 1994 headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees using a relationship banking approach

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Construction lending

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks third in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

- **No TARP or Regulatory Orders**

[1] Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2012.

Experienced Management Team

Name	Position	Years at HTBK	Years of Banking Experience
Walter T. Kaczmarek	President & CEO	8	32
Michael E. Benito	EVP / Business Banking Division	9	28
Dan T. Kawamoto	EVP / Chief Administrative Officer	4	22
Lawrence D. McGovern	EVP / Chief Financial Officer	15	30
David E. Porter	EVP / Chief Credit Officer	1	39

- **Regional Line Managers average over 20 years of experience in market[1]**

[1] Market refers to Alameda, Contra Costa, and Santa Clara counties

Located in Economically Vibrant San Francisco Bay Area

HERITAGE
COMMERCE CORP

County	Population	Projected 5-Yr Population Growth	2012 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	**1,819,137**	**4.99%**	**$ 85,343**	**12.55%**	**68,497**
Alameda	**1,534,551**	**4.12%**	**64,994**	**19.51%**	**60,529**
Contra Costa	**1,067,570**	**4.58%**	**76,520**	**11.37%**	**40,415**
San Francisco	824,334	5.44%	65,214	21.86%	47,863
San Mateo	726,677	3.61%	81,571	12.56%	31,427
Sonoma	487,061	2.51%	61,962	21.02%	24,734
Solano	418,187	1.57%	65,986	16.77%	14,455
Marin	255,509	3.48%	85,293	13.67%	17,425
Napa	135,855	1.82%	64,129	19.51%	7,631
California	37,707,477	3.41%	57,385	17.91%	1,474,198
National	313,129,017	3.47%	50,157	13.43%	12,492,759

Source: SNL as of 12/31/2012

Heritage Snapshot – 10 Branches

HERITAGE COMMERCE CORP


Walnut Creek
Danville
Pleasanton
Fremont
Mtn. View
Los Altos
San Jose
Los Gatos
Morgan Hill
Gilroy
Marin
Contra Costa
San Francisco
Alameda
San Mateo
Santa Clara
Santa Cruz

Financial Highlights 6/30/13

Total Assets	$	1.4 billion
Total Loans	$	842 million
Total Deposits	$	1.2 billion
Total Shareholders' Equity	$	168 million
Tangible Equity	$	166 million
TE/Tangible Assets		11.9%
Tier 1 RBC Ratio		15.1%
Total RBC Ratio		16.4%
Loans/Deposits		70.8%
Yield on Earning Assets(1)		4.10%
Cost of Deposits(1)		0.21%
Cost of Funds(1)		0.24%
Net Interest Margin(TEY)(1)		3.89%
Efficiency Ratio(1)		73.85%
2Q'13 Net Income(1)	$	2.8 million

(1) For the quarter ended 6/30/13

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks third amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]**

Top Regional Banks			
2012 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Mechanics Bank	25	2,384,381
2	Fremont Bank	18	1,962,900
3	**Heritage Bank of Commerce**	**10**	**1,114,770**
4	Bank of Marin	12	1,068,574
5	Westamerica Bank	19	1,040,038
6	Bridge Bank, NA	2	1,003,037
7	First National Bank of Northern California	12	652,353
8	Pacific Coast Bankers' Bank	1	472,545
9	Bank of the Orient	7	397,089
10	Avidbank	1	349,292

Top National Franchises			
2012 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Bank of America, NA	203	141,988,763
2	Wells Fargo Bank, NA	228	72,122,684
3	Citibank, NA	116	23,545,642
4	JPMorgan Chase Bank, NA	179	15,990,728
5	Silicon Valley Bank	4	15,881,602
6	First Republic Bank	30	13,692,518

Totals for Market[1]	
Branch Count	Deposits in Bay Area[1] ($000)
1,424	364,229,854

(1) San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2012.

Operating Performance (in $000's)

	For the Periods Ended:				
			2Q'13 vs. 1Q'13		2Q'13 vs. 2Q'12
	2Q' 13	**1Q' 13**	% Change	**2Q' 12**	% Change
Interest Income	$12,838	$12,867	0%	$13,296	-3%
Interest Expense	685	714	-4%	1,212	-43%
Net Interest Income	12,153	12,153	0%	12,084	1%
Provision (credit) for Loan Losses	(270)	-	N/A	815	-133%
Net Interest Income after Provision for Loan Losses	12,423	12,153	2%	11,269	10%
Noninterest Income	1,915	1,663	15%	2,090	-8%
Noninterest Expense	10,389	10,781	-4%	9,454	10%
Income Before Income Taxes	**3,949**	**3,035**	30%	**3,905**	1%
Income Tax Expense	1,156	855	35%	1,226	-6%
Net Income	$2,793	$2,180	28%	$2,679	4%

Financial Highlights

	2Q'13	1Q'13	2Q'13 vs. 1Q'13 % Change	2Q'12	2Q'13 vs. 2Q'12 % Change
Total Assets	$ 1,399.5 mm	$ 1,383.6 mm	1%	$ 1,324.7 mm	6%
Total Loans	$ 842.0 mm	$ 801.9 mm	5%	$ 798.1 mm	5%
Core Deposits	$ 896.9 mm	$ 877.5 mm	2%	$ 835.6 mm	7%
Total Deposits	$ 1,189.0 mm	$ 1,166.9 mm	2%	$ 1,102.8 mm	8%

Strong Deposit Base (in $000's)

June 30, 2013



Demand, noninterest-bearing	$ 407,516	34.3%
Demand, interest-bearing	171,027	14.4%
Savings and money market	295,336	24.8%
Time deposits - under $100	23,062	1.9%
Core Deposits	896,941	75.4%
Time deposits - $100 and over	197,718	16.6%
Time deposits - brokered	76,800	6.5%
CDARS - money market and time deposits	17,580	1.5%
Total	$ 1,189,039	100.0%

Legend:
- Demand, noninterest-bearing
- Demand, interest-bearing
- Savings and money market
- Time deposits - under $100
- Time deposits - $100 and over
- Time deposits - CDARS
- Time deposits - brokered

Diversified Loan Portfolio (in $000's)

June 30, 2013



Commercial	$383,068	45.5%
CRE - Owner Occupied	187,138	22.2%
CRE - Investor/Other	183,482	21.8%
Equity Lines	48,667	5.8%
Land & Construction	26,705	3.2%
Consumer & Other	12,890	1.5%
Total	$841,950	100.0%

- Commercial
- CRE - Owner Occupied
- CRE - Investor/Other
- Equity Lines
- Land & Construction
- Consumer & Other

Conservative CRE Loan Concentration



Net Interest Margin Trend (TEY)



Solid Credit Quality Metrics (in $000's)



Selected Ratios for 2Q'13
1. NPA's/Total Assets = 1.07%
2. ALLL/ NPL's[1] = 134.52%

Balance at 2Q'13	(in $000's)
1. Classified Assets[2]	$23,780
2. NPA's	$15,037
3. ALLL	$19,342

[1] excluding nonaccrual loans held-for-sale

[2] net of SBA guarantees

Excellent Capital Ratios

Total Risk-Based Capital Ratio (%)



Tier 1 Risk-Based Capital Ratio (%)



Leverage Ratio (%)



Tangible Common Equity/Tangible Assets (%)



[1]Assumes conversion of Series C Preferred Stock of $19.5 million into common stock

Positioned for Growth

- **Small to medium size business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20+ years experience of Regional Managers in market

- **Solid credit quality at 2Q 2013**
  - 1.07% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

- **Excellent capital and liquidity with no TARP at 2Q 2013**
  - 16.4% total risk-based capital ratio
  - 70.81% loan to deposit ratio

- **Profitable operations**
  - 12 consecutive quarters of net income
  - Improving profitability
  - Solid loan & deposit growth

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Third in deposit market share amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in household income greater than $200,000
  - Strong name recognition in market

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

David E. Porter
Executive Vice President
Chief Credit Officer
408.792.4029